Contact

www.linkedin.com/in/
brinardsweeting (LinkedIn)
brinardsweeting.com (Personal)
visionary.digital (Company)

Top Skills

Project Management
Leadership
Social Media

Languages

English

Certifications

CIW Web Design Specialist
CIW Exam Proctor
WP Elevation Certified Digital Business Consultant

Brinard Sweeting, CIW

President & Digital Director
The Bahamas

Summary

I'm a Grand Bahamian native who's an experienced business-owner and highly-skilled consummate professional working in the Website Development & Digital Marketing industry—particularly website design & digital strategy as a CIW Certified Website Design Specialist.

Additionally, I am a creative & motivated project manager and digital marketer, creative consultant & information technology professional, with a breadth of expertise in digital, social trends and website application development. Moreover, I am well-versed in multiple facets of the design & information technology industry, possessing excellent attention to detail and great leadership experience in managing teams responsible for sizable project deliverables for SMEs, major corporations and Government organizations.

For more about me visit my website at https://brinardsweeting.com

Experience

Cayplex Entertainment

Founder & CEO
January 2020 - Present (4 years 6 months)
Freeport, City of Freeport, The Bahamas

Visionary Pro Digital

President & Digital Director
June 2017 - Present (7 years 1 month)

• Built, manage and leads a company consisting of a team of creative professionals that apply insight, strategy and originality in developing and executing impactful websites and digital strategies that grab customer attention and connect businesses (SMEs, major corporations and Government organizations) and their brands with their intended audience.

• Conceptualize and develop profitable, digitally-based solutions for businesses and organizations of all sizes resulting in optimum revenue, feasibility of content management and improvement of the overall brand Identity through creative and effective communication.

Keen i Media Ltd

Website Developer & Network Manager

September 2013 - June 2017 (3 years 10 months)

Freeport, Grand Bahama

• Conceptualizes & manages all website, digital signage and mobile application development projects from start to finish for the agency.

• Designs, develops & maintain new and existing websites & mobile applications.

• Manages a team of content creators in support of design projects.

• Conceptualizes and develops digital signage media content.

• Keeps aware of technology changes & trends and suggests new solutions for clients and internal processes to company's President & Creative Director.

• Regularly analyze & manage dedicated U.S. based server.

• Performs duties of network manager as needed within office.

Solutions Via Internet Ltd.

Website Development & Client Support Technician

October 2011 - August 2013 (1 year 11 months)

• Developed and implemented web-based management platforms for multiple verticals.

• Continuously trained & managed a team of content developers for website builds and product implementation procedure.

• Analyzed and resolved customer's support issues that are both critical and non-critical in nature and redirect problems to appropriate resource if needed.

• Responded via phone and email to requests for technical assistance and log all interactions into a call tracking application (SalesForce).

• Trained clients on various aspects of sold Content Management Software.

• Periodically create/update online software documentation for end users.

• Provided customer technical support.

• Performed duties of IT technician as needed within office.

Education

Bahamas Technical & Vocational Institute

Electrical/Electronics Equipment Installation and Repair, General · (September 2011 - 2016)

Sir Jack Hayward High School

· (2004 - 2010)